

April 4, 2012

Via E-mail
Mr. Timothy A. Ficker
Chief Financial Officer
Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202-1370

> **Re:** **Venoco, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 21, 2012**
> **File No. 1-33152**
>
> **Amendment No. 1 to Schedule 13E-3**
> **Filed March 21, 2012**
> **File No. 5-82565**

Dear Mr. Ficker:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 13E-3

1. Please make the statements required by Item 1003(c)(3) and (4) of Regulation M-A with respect to the Marquez Affiliated Entities, Parent and Merger Sub.

2. Tell us what consideration, if any, you have given to including Mr. Mokros as a filing person on the Schedule 13E-3. For further explanation, refer to comment 34 in our March 12 comment letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

3.   Please include the information that is missing from your proxy statement, such as the meeting date, the amount of funds necessary to complete the transaction, and the financing source, with your amendment. We may have comments on the information that is currently omitted.

4.   We note your response to comment 5. You appear to be referring to a previous iteration of the rule, which was amended at 76 FR 6044, February 2, 2011. Please furnish the information required by Item 402(t)(2) and (3) of Regulation S-K with respect to Mr. Marquez and any other applicable person, or tell us why you do not believe it is required.

5.   We note your response to comment 8. Please disclose Mr. Marquez's role in the review of strategic alternatives. Please also briefly state the reasons for the rejection of any alternatives. See Item 1013(b) of Regulation M-A.

6.   We note your response to prior comment 13. Given that this is a Rule 13e-3 transaction, please disclose all projections materially related to the transaction, rather than all projections deemed to be material.

7.   We note your response to comment 14. With respect to the materials that were provided to the board in connection with a prior transaction (see final paragraph of your response to the comment), tell us whether the board used the materials in question in its analysis of the present transaction. If the board relied on the materials, please file them with your amendment and summarize them in your disclosure.

8.   We note your statement in response to prior comment 14 that the preliminary financial analyses dated October 7, 2011 and December 11, 2011 have been summarized in the Background section. However, those sections contain only general references to the methodologies used. Please disclose any material ways in which these preliminary financial analyses differ from that done on January 16, 2012.

9.   We are unable to locate disclosure responsive to comment 15 in your amended proxy statement. Please revise or advise.

10.   We note your response to prior comment 18. Given that Mr. Marquez is engaged in the Rule 13e-3 transaction and has filed a Schedule 13E-3 with respect to the transaction, please disclose the reasons why Mr. Marquez took the position that he would not sell his shares below a price range of $15 to $16 per share, and the basis for this position.

11.   We note your response to prior comment 21. Please disclose the terms of the offers received for the Monterey shale, and the consideration given by the filing persons to

these offers in determining the fairness of the Rule 13e-3 transaction. See instruction 2(viii) to Item 1014 of Regulation M-A.

12. We note your response to prior comment 22. The report sent by Mr. Marquez to Mr. Walker appears to have been created by an outside party. Please provide the disclosures required by Item 1015 of Regulation M-A with respect to this report, or advise us as to why you believe that this is not required.

13. We note your revised disclosure on page 32 in response to prior comment 26. Please disclose all estimates of oil and gas reserves, including without limitation all estimates with respect to the Monterey shale position and assets in the Hastings area.

14. We note your response to comment 33. Please confirm that you will file the requested information when the roll over investors have been identified.

Where You Can Find Additional Information, page 94

15. We note that you intend to incorporate by reference your Form 8-K filed March 26, 2012. Please also tell us why you are no longer incorporating current reports filed since the end of the last fiscal year.

Form of Proxy Card

16. Please mark your preliminary proxy card "Preliminary Copy." See prior comment 3 and Rule 14a-6(e)(1).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any questions. You may also contact Julia Griffith of the Office of Mergers and Acquisitions at (202) 551-3267 with any questions you may have regarding the Schedule 13E-3.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc (via E-mail):
    Terry Anderson, Esq.
    Igor Kirman, Esq. – Wachtell, Lipton, Rosen & Katz